Michael A. Ramirez

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

August 14, 2020

Ms. Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946)
Initial Registration Statement on Form N-4; Pacific Choice Income
File No. 333-236927

Separate Account A of Pacific Life & Annuity Company (811-09203)
Initial Registration Statement on Form N-4; Pacific Choice Income
File No. 333-236928

Ms. Choo,

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PL&A”), and Separate Account A of PL&A (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to the final Staff comments provided on July 28, 2020, received in connection with the above referenced Initial Registration Statements on Form N-4, filed March 6, 2020.

1.	Staff Comment 1: Since the term “maximum Annuity Date” is used 22 times in the document, consider including some explanation of the date even if it is not a separate defined term. Please add the following to definition of “Annuity Date” – “The maximum Annuity Date is stated in your Contract and is the latest date on which we will begin paying you an annuity income.”

Response: We added the above disclosure under the definition of “Annuity Date” accordingly.

2.	Staff Comment 2: If accurate, on page 30 under Annuity Options—Joint and Survivor Life option, please revise “If an Annuitant dies…” to “If both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus and no annuity payment would be made.”

Response: The language as originally provided is correct. Upon death of either annuitant before the first annuity payment, there may be a death benefit provided according to their contract. The surviving annuitant may have the option to receive the death benefit or otherwise have options on how to apply the proceeds (such as to a new contract or other payment option).

Ms. Yoon Choo

August 14, 2020

3.	Staff Comment 3: Consistent with the statement in your letter that the company will not restrict the amount allocated to an option, the company should make clear that the investor will not be required to invest in any new asset allocation program or model. To this end, please add to the second sentence in the Allowable Investment Options subsection (“We reserve the right….”) the additional disclosure “as an additional optional Investment Option.”

Response: We included the requested language as appropriate to the disclosure of the potential additional of an investment allocation model or program in the future.

4.	Staff Comment 4: Please delete first 3 sentences in the third paragraph of “Allowable Investment Options” section on page 41 regarding asset allocation.

Response: We removed the referenced disclosure accordingly.

5.	Staff Comment 5: Example #4 on p. 86 of the FIG appendix assumes a withdrawal request as the net amount. Since the company will calculate on a gross basis, unless policyholder requests otherwise, please modify this example to assume a withdrawal request on a gross amount. See page 96 example.

Response: We changed Example #4 in the FIG example appendix to reflect the withdrawal as a gross amount.

6.	Staff Comment 6: See Example #4 in EIS 2 appendix on page 96. The corresponding example on page 86 (in FIG appendix) makes a statement about whether withdrawal charges would apply to the requested withdrawals. If appropriate, add a statement here addressing withdrawal charges.

Response: We updated this example to explain that withdrawal charges apply in this scenario and also show how the gross charges are calculated following the application of the withdrawal charges.

7.	Staff Comment 7: The PL&A prospectus states that customers will receive 30 days advance notice if we exercise the right to modify or eliminate treatment of RMD withdrawals (see page 44). Please include the 30-day advance notice in the PL version as well.

Response: We modified the disclosure accordingly where appropriate.

8.	Staff Comment 8: In the Subsequent Purchase Payments section of page 60, please supplementally explain how it is possible to provide 30 days advance notice prior to rejecting purchase payment or revise language for clarification. Please include any revised statement in the PL and PL&A version and anywhere in the prospectus as appropriate.

Ms. Yoon Choo

August 14, 2020

Response: We updated the disclosure where relevant to reflect that we will provide 30 days advance notice if we decide to exercise our right to reject or restrict future additional purchase payments. Furthermore, this language has been added to the PL prospectus.

I believe that the foregoing is responsive to Staff comments. If you have any questions, please do not hesitate to reach me by email or at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez